KinerjaPay Corp.
J1 Multatuli, No. 8A
Medan, 20151 Indonesia

October 14, 2016

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Geoff Kruczek, Senior Staff Attorney

RE: KinejaPay Corp.
File No. 333-211294
Amendment No. 4 to Registration Statement on Form S-1
Staff Comment Letter dated October 13, 2016

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated October 13, 2016, with respect to the above-referenced Form S-1/A filed by KinerjaPay Corp. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Statement of Changes in Stockholders' Equity (Deficit) For the Years Ended December 31, 2015 and 2014, page 45

Comment 1. We note the revisions made in response to prior comment 2. Although the shares outstanding at December 31, 2014 reflected in this statement now agree with the stockholders' deficit section on the balance sheet for that date, the par dollar value does not. Based on our review of this statement included in your Form S-1 filed May 11, 2016, the par dollar value and shares outstanding at December 31, 2013 and stock issued for services in fiscal 2014 still do not appear to give retroactive effect to the one-for-thirty (1:30) basis reverse stock split. Further, retroactive effect of the split on the fiscal 2014 stock issued for services does not appear to be reflected in Note 2 and no adjustment for this split has been made to the weighted average number of shares outstanding on your fiscal 2015 summary of financial information at page 8. Please revise the filing to give retroactive effect to the one-for-thirty (1:30) basis reverse stock split in the aforementioned sections of the filing.

Response 2. We have revised the Statement of Changes in Stockholder’s Equity (Deficit) in response to this letter.

Sincerely,

/s/ Edwin Witarsa Ng
CEO